Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Monique van Oord, Chief Financial Officer of Linux Gold Corp., certify the following:

1.

Review:  I  have  reviewed  the  interim  financial  statements  and  interim  MD&A  (together,  the

“interim  filings”)  of  Linux  Gold  Corp.  (the  “Issuer”)  for  the  interim  period  ended  August  31,

2010.

2.

No  misrepresentations:  Based  on  my  knowledge,  having  exercised  reasonable  diligence,  the interim  filings  do  not  contain  any  untrue  statement  of  a  material  fact  or  omit  to  state  a  material fact  required  to  be  stated  or  that  is  necessary  to  make  a  statement  not  misleading  in  light  of  the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair  presentation:  Based  on  my  knowledge,  having  exercised  reasonable  diligence,  the  interim financial  statements  together  with  the  other  financial  information  included  in  the  interim  filings fairly  present  in  all  material  respects  the  financial  condition,  results  of  operations  and  cash  flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:   November 1, 2010

“Monique van Oord”

Monique van Oord

Chief Financial Officer

NOTE TO READER

In  contrast  to  the  certificate  required  for  non-venture  issuers  under  National  Instrument  52-109  Certification  of  Disclosure  in

Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the  establishment  and  maintenance  of  disclosure  controls  and  procedures  (DC&P)  and  internal  control  over  financial  reporting

(ICFR),  as  defined  in  NI  52-109.  In  particular,  the  certifying  officers  filing  this  certificate  are  not  making  any  representations relating to the establishment and maintenance of

i)

controls  and  other  procedures  designed  to  provide  reasonable  assurance  that  information  required  to  be  disclosed  by  the issuer  in  its  annual  filings,  interim  filings  or  other  reports  filed  or  submitted  under  securities  legislation  is  recorded,

processed, summarized and reported within the time periods specified in securities legislation; and

ii)     a  process  to  provide  reasonable  assurance  regarding  the  reliability  of  financial  reporting  and  the  preparation  of  financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of  certifying  officers  of  a  venture  issuer  to  design  and  implement  on  a  cost  effective  basis  DC&P  and  ICFR  as  defined  in  NI  52-

109  may  result  in  additional  risks  to  the  quality,  reliability,  transparency  and  timeliness  of  interim  and  annual  filings  and  other reports provided under securities legislation.